Exhibit (h)(23)

AMENDMENT TO

TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment is entered into as of November 15, 2018 (the “Amendment”), by and between NORTHERN INSTITUTIONAL FUNDS, a statutory trust organized under the laws of the State of Delaware (the “Trust”), acting on its own behalf and on behalf of each of its series listed in Schedule A to the Transfer Agency Agreement (as defined below), and THE NORTHERN TRUST COMPANY, a Illinois corporation (the “Transfer Agent”).

WHEREAS, the Trust and the Transfer Agent are party to a Transfer Agency and Service Agreement, dated as of June 30, 2014 (as amended, restated or otherwise modified from time to time prior to the date hereof, the “Transfer Agency Agreement”), wherein the Transfer Agent agreed to provide certain services to the Trust; and

WHEREAS, in addition to the provisions contained in the Transfer Agency Agreement, effective as of the date hereof, the Trust and the Transfer Agent wish to make certain amendments to the Transfer Agency Agreement.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.         DEFINITIONS; INTERPRETATION.

(a)	Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Transfer Agency Agreement.

(b)	The headings to the clauses of this Amendment shall not affect its interpretation.

2.         AMENDMENT. Section 4 (Representations and Warranties of the Transfer Agent) of the Transfer Agency Agreement is hereby amended by inserting the following new Sections 4.9 and 4.10 at the end of such Section.

(a)	The Preamble to the Transfer Agency Agreement is hereby amended by amending and restating the Preamble as follows:

4.9

Information Security. The Transfer Agent maintains at each service location physical and information security safeguards against the destruction, loss, theft or alteration of the Trust’s data and information, including but not limited to the Customer Data, that are and will remain no less rigorous than the greater of (i) the security the Transfer Agent applies to its own confidential information, (ii) commercially reasonable standards, or (iii) the requirements of applicable law and regulation. The Transfer Agent employs intrusion detection systems, anti-virus software, and an automated security monitoring, analysis and response system to identify, manage, and counter security threats (including cyber-security attacks) as well as monitor policy adherence. The Transfer Agent also performs annual penetration and vulnerability tests, which are conducted by an independent third party, to validate the security of the networks of the Transfer Agent. The Transfer Agent shall make personnel available to discuss the results of such tests to the Fund upon request. The Transfer Agent shall provide upon request - and through its approval process - a copy of an Executive Summary of the Vulnerability Assessment. In addition, The Transfer Agent may use third party security reviews to support its security efforts when necessary. In the event

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of a cyber-security attack upon The Transfer Agent’s systems that materially adversely impacts it’s provision of the services under this Agreement or which results in a privacy breach with respect to any Customer Data containing “personal information,” the Transfer Agent will notify the Trust of such attack as soon as reasonably possible following the initial confirmation by the Transfer Agent or its agents that the cyber-attack may have impacted its provision of services under this Agreement or may have compromised any Customer Data) as required by law and without undue delay, and the steps that are being taken in response to such attack or to remedy the consequences of such attack, where applicable. The Transfer Agent shall provide the Trust with regular updates as to such attack and, upon completion of the investigation, the Transfer Agent shall provide the Trust with a final update reflecting the extent of the attack, the Customer Data that was compromised, the remedial or corrective actions taken, and the additional measures, if applicable, that the Transfer Agent has implemented to reduce the risk or impact of a similar future cyber-attack.

4.10

Business Continuity. The Transfer Agent will maintain a comprehensive business continuity plan and will provide a description of the Transfer Agent Business Continuity and Disaster Recovery process and program upon request of the Trust. The Transfer Agent will test the adequacy of its business continuity plan at least annually. Upon request by the Trust, the Transfer Agent will provide the Trust annually with confirmation of business continuity test completion. In the event of a business disruption that materially impacts the Transfer Agent’s provision of services under this Agreement, the Transfer Agent will promptly notify the Trust of the disruption and the steps being implemented under the business continuity plan.

3.         GOVERNING LAW. This Amendment shall be construed and the substantive provisions hereof interpreted under and in accordance with the laws of the State of Illinois.

4.         MISCELLANEOUS. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together shall constitute one single agreement between the parties. Except as provided herein, this Amendment may not be amended or otherwise modified except in writing signed by all the parties hereto.

5.         EFFECT OF AMENDMENT. All other terms and conditions set forth in the Transfer Agency Agreement shall remain unchanged and in full force and effect. On and after the date hereof, each reference to the Transfer Agency Agreement in the Transfer Agency Agreement and all schedules thereto shall mean and be a reference to the Transfer Agency Agreement as amended by this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Trust and the Transfer Agent has caused this Amendment to be signed and delivered by its duly authorized representative.

NORTHERN INSTITUTIONAL FUNDS

By: /s/ Peter K. Ewing
Name: Peter K. Ewing Title: President

THE NORTHERN TRUST COMPANY

By: /s/ Michelle Roblee
Name: Michelle Roblee Title: SVP

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